SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.37%1
14	TYPE OF REPORTING PERSON PN

1 This Amendment No. 1, among other matters, conforms the Reporting Persons’ calculation of beneficial ownership of the Common Stock to the calculations of beneficial ownership by the Issuer and by other similarly situated stockholders, in each case, as set forth in the Form S-1 (as amended) originally filed by the Issuer on January 29, 2013.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.37%2
14	TYPE OF REPORTING PERSON OO

2 This Amendment No. 1, among other matters, conforms the Reporting Persons’ calculation of beneficial ownership of the Common Stock to the calculations of beneficial ownership by the Issuer and by other similarly situated stockholders, in each case, as set forth in the Form S-1 (as amended) originally filed by the Issuer on January 29, 2013.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.37%3
14	TYPE OF REPORTING PERSON IN

3 This Amendment No. 1, among other matters, conforms the Reporting Persons’ calculation of beneficial ownership of the Common Stock to the calculations of beneficial ownership by the Issuer and by other similarly situated stockholders, in each case, as set forth in the Form S-1 (as amended) originally filed by the Issuer on January 29, 2013.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,890,160 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 25.37%4
14	TYPE OF REPORTING PERSON CO; IA

4 This Amendment No. 1, among other matters, conforms the Reporting Persons’ calculation of beneficial ownership of the Common Stock to the calculations of beneficial ownership by the Issuer and by other similarly situated stockholders, in each case, as set forth in the Form S-1 (as amended) originally filed by the Issuer on January 29, 2013.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 9 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D, originally filed on December 31, 2012 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) and relates to the common stock, no par value (the “Common Stock”), of Community Financial Shares, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 4 and 5 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Paragraph (b) of Item 2 is hereby amended and restated in its entirety as follows:

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

On December 21, 2012, the Reporting Persons acquired the Initial C Shares and the Initial D Shares for investment in the ordinary course of business, pursuant to that certain Stock Purchase Agreement, dated November 13, 2012, among SBAV, the Issuer and the other parties signatory thereto (the “Stock Purchase Agreement”). Pursuant to the Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (the “Series C Certificate of Designations”), each Initial C Share is convertible into such number of shares of Common Stock as is obtained by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) $1.00 (as may be adjusted). As of the date hereof, each Initial C Share is convertible into 100 shares of Common Stock, for an aggregate of 1,871,300 shares of Common Stock for all the Initial C Shares. A holder of Series C Preferred Stock is entitled to case a number of votes equal to the maximum number of shares of Common Stock in which such holder’s shares of Series C Preferred Stock are convertible.

Pursuant to the Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (the “Series D Certificate of Designations”), each Initial D Share is convertible into (i) one share of Series C Preferred Stock or (ii) such number of shares of Common Stock as is obtained by dividing (A) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) by (B) $1.00 (as may be adjusted). As of the date hereof, each Initial D Share is convertible into (i) 1 share of Series C Preferred Stock, for an aggregate of 44,148 shares of Series C Preferred Stock for all the Initial D Shares and (ii) 100 shares of Common Stock, for an aggregate of 4,414,800 shares of Common Stock for all the Initial D Shares. However, pursuant to the Series D Certificate of Designations, (i) no holder of Series D Preferred Stock may convert shares of Series D Preferred Stock into shares of Series C Preferred Stock if such Holder and its affiliates, after taking into effect such conversion and excluding any prior transfers of voting securities by such holder of shares of Series D Preferred Stock, would own or control in the aggregate more 9.99% of the voting securities of the Issuer and (ii) shares of Series D Preferred Stock are only convertible into shares of Common Stock upon certain permitted transfers as set forth in the Series D Certificate of Designation. In addition, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 9 Pages

The Reporting Persons believe that the Initial C Shares and the Initial D Shares, when purchased, represented an attractive investment opportunity.

Pursuant to the Stock Purchase Agreement, (i) SBAV has certain pre-emptive rights in future issuances of securities by the Issuer and (ii) if elected by SBAV the Issuer is required to appoint a nominee designated by SBAV (SBAV’s “Nominee”) (who may be affiliated with SBAV) to serve as a member of (a) the board of directors of the Issuer (the “Issuer Board”), (b) the board of directors of Community Bank-Wheaton/Glen Ellyn, an Illinois banking corporation and a wholly-owned subsidiary of the Issuer (the “Bank”) (such board of directors, the “Bank Board”) and (c) each of the respective committees of the Issuer Board and the Bank Board for which the Nominee qualifies. On March 21, 2013, the Issuer and the Bank appointed Daniel Strauss (SBAV’s Nominee and a current advisory member of the Issuer Board and the Bank Board) as a full member of the Issuer Board and the Bank Board, subject to receipt of all approvals or clearances required to be received from the FDIC, Board of Governors of the Federal Reserve System, the Illinois Department of Financial and Professional Regulation and any other applicable governmental agency for appointments to the Issuer Board and Bank Board. On March 25, 2013, the Issuer and the Bank received all such approvals and clearances for Mr. Strauss’ appointment as a full member.

Concurrently with the execution of the Stock Purchase Agreement the Issuer and SBAV entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Initial C Shares and Initial D Shares under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

The foregoing summary of certain terms of the Stock Purchase Agreement, the Series C Certificate of Designations, the Series D Certificate of Designations and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2, 3, and 4 to this Schedule 13D, respectively (which, with respect to the Stock Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Issuer on November 14, 2012 (the “11/14 Form 8-K”), with respect to the Series C Certificate of Designation, incorporates by reference Exhibit 4.1 to the Form 8-K filed by the Issuer on December 26, 2012 (the “12/26 Form 8-K”), with respect to the Series D Certificate of Designation, incorporates by reference Exhibit 4.2 to the 12/26 Form 8-K and with respect to the Registration Rights Agreement incorporates by reference Exhibit 10.2 to the 11/14 Form 8-K.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Series C Preferred Stock, Series D Preferred Stock or the Common Stock into which it is convertible, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As described in Item 4, as of the close of business on March 25, 2013, SBAV holds (i) 18,713 shares of Series C Preferred Stock convertible into 1,871,300 shares of Common Stock and (ii) 44,148 shares of Series D Preferred Stock convertible by SBAV into 18,860 shares of Common Stock, representing approximately 25.37% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes 4,395,940 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the conversion blockers noted in Item 4. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own (x) the 1,871,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV and (y) the 18,860 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by SBAV, representing approximately 25.37% of the outstanding Common Stock after taking into account such conversions, and (ii) Clinton, as the investment manager of SBAV, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own (x) the 1,871,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV and (y) the 18,860 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by SBAV, representing approximately 25.37% of the outstanding Common Stock after taking into account such conversions.

As set forth above and in Item 4, the Reporting Persons are prohibited from converting a portion of the shares of Series D Preferred Stock held by SBAV into shares of Series C Preferred Stock and into shares of Common Stock because of conversion blockers. In addition, as noted above, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (w) the 1,245,267 shares of Common Stock outstanding as set forth in the representations and warranties of the Issuer in the Stock Purchase Agreement, plus (x) the 4,315,300 shares of Common Stock issued pursuant to the Stock Purchase Agreement, plus (y) the 1,890,160 shares of Common Stock into which the Series C Preferred Stock held by SBAV may be currently converted plus (z) the 18,860 shares of Common Stock into which the Series D Preferred Stock held by SBAV may be currently converted, for an aggregate of 7,450,727 shares of Common Stock outstanding after giving effect to such conversions.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2013

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

/s/ George Hall
GEORGE HALL

CLINTON GROUP, INC.

/s/ George Hall
Name: George Hall
Title: Managing Member